Exhibit 6.11

License to Use Parking Spaces

This License (“License” or “Agreement”) is entered into as of the 19th day of June, 2018 between Fifth & Alton (EDENS), LLC (“Owner”), and LMP Finance, LLC, a Delaware limited liability company (“Licensee”).

Effective June 19, 2018 at 12:01 a.m. and continuing until 11:59 p.m on the last day of September, 2020 (the “Effective Period”), but subject to change as provided in Section 7, Owner, as the owner of the applicable portion of the 5th and Alton Shopping Center garage (the “Garage”)) hereby grants to Licensee a license for self parking 174 passenger vehicles at any given time in the Garage for storage of its car inventory related to the subscription/leasing/rental/sales business it conducts at its locations listed on the following websites: lmprentals.com; lmpsubscriptions.com; lmpmotors.com. Said license shall be on the following terms and conditions.

1.	(a) Licensee shall initially pay, in advance, the sum of 24,360.00 ($140/space/month) (the “License Fee”) plus applicable sales tax (currently 6.8%) for use of 174 spaces per day in the Garage. Said payment is a minimum payment, regardless of the number of spaces actually used, and shall be payable to City of Miami Beach Parking 5th and Alton, and delivered to Owner at P.O. Box 528, Columbia, SC 29202, or to such other place as Owner shall designate. The License Fee shall increase annually on each July 1st by an amount equal to 2% of the Licensee Fee in effect for the prior year, without giving effect to any offsets, concessions, reductions or abatements.

(b)  Simultaneously with the execution hereof by Licensee, Licensee shall, at its option, pay to Owner as a deposit $25.00 for each of 174 access cards and/or $1,200.00 for one hole punch parking validation machine to be provided by Owner to Licensee. Owner shall, after payment by Licensee to Owner of a deposit equal to replacement cost, provide any other access control device(s) that will allow Licensee to enter and exit the Garage and track the number of vehicles parked by Licensee in the Garage at any given time, with such deposit being subject to the same refund process as in the case of the hole punch validation machine. Upon request by Licensee, accompanied by said hole punch validation machine, access cards or other device(s) in the same condition in which they were initially delivered to Licensee (normal wear and tear excepted), within 30 days of the expiration or sooner termination of the license granted hereby, Owner shall refund to Licensee its deposit. Any maintenance, repair or replacement of the hole punch parking validation machines or other device(s) provided to Licensee by Owner shall be at Licensee’s sole cost. Any replacement access cards shall be charged at the rate of $25.00 per card.

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(c)  If at any time more than 174 passenger vehicles (plus any additional vehicles for which the additional License Fee provided for in Section 1(d) below is paid) are parked in the Garage (“Excessive Usage”), as evidenced by validations or a manual spot check vehicle count by a representative of Owner (if such validations or spot check reveals Excessive Usage, Owner shall promptly notify Licensee and, notwithstanding the foregoing, Licensee shall promptly notify Owner if, when and as frequently as, and the extent to which, Excessive Usage arises), Licensee shall pay an “excess usage” fee of $20 plus applicable sales tax per day per occurrence per vehicle on account of same (but this payment shall not excuse the breach by Licensee of the limitation on number of vehicles it may park in the Garage, nor excuse the excess usage), which fee, plus applicable sales tax, shall be due and payable within 15 days after invoicing by Owner to Licensee, accompanied by supporting details of occurrence(s) of Excessive Usage. In addition, in the event of 2 or more incidents of Excessive Usage that are not promptly reported to Owner in any 45 calendar day period, (i) Licensee shall pay a liquidated damages payment of $1,000.00 to Owner for each such incident of Excessive Usage within 15 days of invoicing (the parties agreeing that actual damages as a result of unreported Excessive Usage are difficult to ascertain), accompanied by supporting details of occurrence(s) of Excessive Usage, and (ii) Owner may, upon 30 days notice to Licensee, terminate the license granted hereby. The obligation to pay any accrued Excessive Usage fee shall survive any termination of this Agreement.

(d)  If Licensee requires additional parking spaces other than those licensed hereby, it shall advise Owner of the number of additional spaces needed (in increments of 10 or more only) and the time period during which those additional spaces will be needed shall align with the remaining term of the license granted hereby and, subject to availability in Owner’s sole discretion, Owner shall make same available to Licensee in an area or areas mutually acceptable to both (most likely, on the roof level). In no event is Owner required to make additional parking spaces available to Licensee. Once Owner and Licensee agree on the number of additional parking spaces to be made available to Licensee, the License Fee shall increase for the remainder of the term of the license granted hereby by the same per parking space amount that is then applicable to the initial 174 parking spaces (as same increases annually), and Owner shall, if requested, provide additional access cards equal to the number of additional parking spaces licensed, for which a $25 deposit for each access card will be payable by Licensee.

2.	Licensee shall be entitled to install such way finding and identification signage within the Garage, at its sole cost, subject to approval of content, location, appearance, manner of affixing and otherwise by Owner in its sole discretion. Licensee shall be entitled to wash its car inventory that is stored in the Garage along the north side of the roof level, in the area where Licensee’s spaces are located, but shall not use chemicals (other than an environmentally friendly soap) and may only use a bucket and wipes (owner will provide access to water to fill the buckets in order for licensee to wipe down cars if necessary, licensee will not use a hose to wash cars), so that the car washing is essentially waterless; provided that if Owner determines that such car washing is creating operational problems in the Garage in its sole discretion or Owner receives a complaint from any tenant of the building housing the Garage (the “Center”) or any governmental authority about the car washing pursuant to a right contained in such tenant’s lease or by law, Owner may, upon notice to Licensee, rescind any approval given and the car washing shall cease within 7 days of receipt of such notice (Owner shall endeavor to work with Licensee during such 7 day period to attempt to address the operational problems or complaint giving rise to such rescission, but whether or not the operational problems or complaint have been satisfactorily addressed shall be determined by Owner in its sole discretion). Subject to compliance with applicable laws, Licensee may, at its sole cost and risk, install up to two trailers and or a non fixed valet tent to provide shade as well as a valet stand for key control substantially as shown on Exhibit B, in up to 4 spaces licensed hereby, the precise spaces subject to the reasonable approval of Owner, for use solely as an office for the distribution and collection of keys and a customer waiting area. No vehicle negotiations on contract signings will occur at the trailers or in the Garage. All aspects of the installation shall be subject to Owner’s approval in its sole discretion, including manner of attachment and connection to electric power. If installed, Licensee agrees to pay to Owner, in addition to the License Fee, a utility fee for use of the Center’s electric power to service such trailers and tents in the amount mutually agreed to prior to installation of such trailers. Anything contained in this Agreement to the contrary notwithstanding, Licensee acknowledges being advised that many leases at the Center prohibit the following uses in the Center: “car wash or similar facility” and “car, boat, truck or motorcycle sales, display, leasing or repair”. Licensee represents that its car storage operation in the Garage will not violate these restrictions and Licensee agrees not to operate such car storage operation in a manner that will violate these restrictions.

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3.	The parking spaces for which license is granted hereby may be used 24 hours a day. Licensee or its designee must present a validated ticket or access card for each vehicle upon exiting the Garage. If a validated ticket or access card is for any reason not presented upon exiting the Garage, the posted rate must be paid for each vehicle upon exiting the Garage. Initially, vehicles may only be parked on the roof top parking level of the Garage, in the spaces noted on the attached Exhibit A. Licensee shall, at its cost, install such signage, cones, flexi sticks and/or similar type of delineation for its spaces, which shall be subject to Owner’s approval (including as to manner of affixing, and any drilling into the slab may be prohibited in Owner’s sole discretion or, if permitted, be done only in conjunction with concrete penetrating radar to ensure there is no damage to any structural steel elements). If any vehicles are parked anywhere else within the Garage, they shall be subject to immediate towing without notice at the cost of Licensee, and Licensee shall indemnify and hold harmless Owner (and any manager or other agent of Owner as may be designated in writing from time to time), the City of Miami Beach, Metropolitan Life Insurance Company and the 5th and Alton Condominium Association, Inc. (collectively “Released Parties”), and each of them, in connection with, any costs, claims, damages and expenses including attorneys’ fees arising from or in any way related to any such towing, and this obligation shall survive termination of this Agreement.

4.	Licensee, at its own cost, shall comply with, and cause Licensee’s employees and customers to comply with, all laws, orders and regulations of applicable governmental authorities with respect to use of the parking spaces licensed hereby and all activities under this License.

5.	No rights under this License may be assigned by Licensee, except to a parent, subsidiary or affiliate Licensee, or to a business entity with which Licensee may merge, amalgamate or consolidate, subject to Owners’s prior written consent and to any such assignee entering into a direct agreement with Owner assuming all obligations of Licensee hereunder.

6.	The parking spaces licensed hereby are accepted by Licensee in their as is condition and none of the Released Parties shall have any obligations in respect of same. Notwithstanding the foregoing, lighting during hours of darkness and routine janitorial service for the parking spaces licensed hereby, as well as power to the trailers permitted hereby, if installed, shall be provided to Licensee and elevator service through one or more of the public elevators serving the Garage to access Licensee’s parking spaces in the Garage will be provided to Licensee on a 24 hour, daily basis, subject in each case to utility interruption. Licensee shall not be responsible for the payment of real property taxes or assessments on the Garage. Licensee shall indemnify, defend and hold each of the Released Parties harmless from and against any claims, liability or expenses, including reasonable attorney’s fees and expenses, which any of the Released Parties may incur as a result of Licensee’s failure to pay any sums which it is required to pay pursuant to this License, and this obligation shall survive termination of this Agreement.

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7.	The license granted hereby shall be in effect for 27 full months, unless sooner terminated by Owner as follows: (i) with respect to up to 50 of the total 174 spaces, on 30 days notice to Licensee for any reason or no reason, with or without cause; and (ii) with respect to the remaining 124 spaces, on 120 days notice to Licensee for any reason or no reason, with or without cause, except that only 30 days notice to Licensee shall be required in the event Owner is notified that a tenant of the Center, or another third party having the legal or contractual right to do so, claims that Licensee’s use of such spaces and/or its activities within the Garage are in conflict with the contractual or legal rights of such tenant or other third party, or with laws, codes or ordinances, including but not limited to parking ratio requirements, parking availability requirements during tenants’ hours of operation, and use restrictions. Following the Effective Period, the license shall automatically continue for successive 12 month periods until terminated by Owner (subject to the above subsections (i) and (ii) of this Section 7 Notwithstanding the foregoing termination rights without cause by Owner, if Licensee’s use is the reason for the contemplated termination, Owner shall in its sole discretion consider changes in use proposed by Licensee to address the complaint and, if parking shortage or requirements is the reason for the termination, Owner shall endeavor (in its sole discretion) to resolve the parking shortage or requirements issue in a manner that will not require such termination right to be exercised. In the event of early termination by Owner, any payment for the month in which such termination occurs shall be prorated and Licensee is no longer obligated to pay any license fees attributable to the terminated spaces only (but fees will continue at their per space rates for all remaining spaces) thereafter. Notwithstanding the foregoing, in the event of condemnation or casualty that adversely impacts Licensee’s ability to utilize the parking spaces licensed hereby, this License shall terminate immediately upon the occurrence of the casualty or condemnation as to the spaces so affected and the minimum payment shall be prorated. Licensee shall have no claim against insurance proceeds or the condemnation award.

8.	Each of the parties specifically acknowledges and agrees that this License is intended to create a revocable license on the terms and conditions set forth herein and is specifically not intended to create a lease. The provisions of Florida law pertaining to leases are specifically not applicable to this License.

9.	Each of the parties represent that there are no claims for brokerage commissions or finders fees in connection with this License, and each agrees to indemnify and hold the other harmless from any and all liabilities, costs and expenses (including attorneys’ fees, both trial and appellate) resulting from any such claim that arises as a result of the acts of the indemnifying party, and this obligation shall survive termination of this Agreement.

10.	Subject to Section 18 below, any other breach by Licensee (or those claiming under Licensee) under this License (including Excessive Usage) shall entitle Owner to immediately (after 7 days notice and opportunity to cure to Licensee, but only one notice and opportunity to cure in any 12 consecutive month period shall be required) terminate Licensee’s rights under this Licensee Agreement and all prepaid fees shall be forfeited. All remedies for a default by Licensee under this License, at law or in equity, are cumulative.

11.	In the event of any controversy arising under or relating to this License or its breach, the prevailing party shall be entitled to the payment for all costs and attorneys’ fees (both trial and appellate) incurred in connection therewith, and this obligation shall survive termination of this Agreement.

12.	This License expresses the entire agreement between the parties hereto respecting its subject matter and supersedes any prior understandings or agreements. Any modifications must be in writing, signed by the party sought to be bound, in order to be effective.

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13.	This License shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns, subject, however, to the limitations contained herein.

14.	In the event any provision of this License is invalid or unenforceable the remaining provisions shall be enforceable in accordance with their terms.

15.	This License shall be governed by and construed in accordance with the laws of the State of Florida and venue shall be exclusively in state court (or federal court, but only if federal court jurisdiction is exclusive) sitting in Miami-Dade County, Florida.

16.	Notices under this License shall be given by e-mail, overnight courier, or certified mail, return receipt requested, postage prepaid. Notice shall be effective upon receipt or when delivery is refused or unavailable due to an unnoticed change of address. Notices shall be addressed, if to Owner, Nicole Shiman, VICE PRESIDENT – INVESTMENTS, EDENS, 515 East Las Olas Boulevard, Suite 1010, Fort Lauderdale, FL 33301, and to Attn: Legal Department, 1221 Main Street, Suite 1000, Columbia, SC 29201, with copy to Berkowitz Development Group, Inc., a Florida corporation (“Manager”, together with any successor property manager or other agent for Owner designated by Owner from time to time in writing) at 2665 South Bayshore Drive, Suite 1200, Coconut Grove, FL 33133, Attn: Andrew Berkowitz, Fax No. 305-859-8300, e- mail: ABerkowitz@BerkowitzDev.com and, if to Licensee, to it at 601 N. State Road 7, Plantation FL. 33317, Fax. No. N/A, e-mail: Sam@lmpmotors.com. Any party may change the addresses for notices to such party upon giving at least ten (10) days prior written notice of such change of address.

17.	Licensee shall be liable for any injuries to any employee or customer of Licensee or others driving or occupying vehicles that are the subject matter of the license granted hereby, and any other persons in or using the Garage who are injured by any employee or customer of Licensee. Licensee shall be solely liable for any damage or injury to any of its vehicles that are parked in the Garage and for any injury to the driver(s) or occupant(s) of such vehicles. Licensee shall be solely liable for any loss, cost, damage or expense arising from the car washing or signage/cone/flexi stick or the like installations permitted hereby. Licensee shall indemnify, defend and hold harmless each of the Released Parties from and against all claims, actions demands, damages and expenses of whatever nature arising from any act, omission or negligence of Licensee or its contractors, agents, servants, employees, customers or invitees, or arising from any accident, injury, or damage whatsoever caused to any person, or to the property of any person, or from any violation of applicable law including, without limitation, any law, regulation, or ordinance, occurring in or about the Garage, where such accident, damage or injury results or is claimed to have resulted from an act or omission on the part of Licensee or its contractors, licensees, agents, servants, employees, customers or invitees. This indemnity and hold harmless agreement shall include indemnity against all obligations, damages, judgments, penalties, claims, charges, costs, expenses and liabilities incurred in or in connection with any such claim or proceeding brought thereon, and the defense thereof, including, without limitation, reasonable attorneys’ fees at all tribunal levels and court costs. The foregoing shall apply notwithstanding the insurance limits that Licensee elects to maintain. None of the Released Parties assumes any liability whatsoever for theft or damage to any such vehicles or their contents, or for personal injury to the driver(s) or occupant(s) of such vehicles. Licensee shall pay for any damages caused to the Garage (or any equipment or structures therein, including gates, EVS and booths), or persons or property contained therein, by the driver or occupants of any of Licensee’s vehicles. Simultaneously with execution of this License, Licensee shall provide Owner proof that Licensee maintains (i) general liability insurance with a minimum $1,000,000 occurrence and $2,000,000 general aggregate limit, (ii) auto liability insurance with a minimum $1,000,000 limit for bodily injury/property damage, (iii) workers’ compensation insurance, including employers liability, with limits of a minimum $1,000,000/$1,000,000/$1,000,000, and (iv) umbrella insurance providing excess limits over the general liability, auto liability, garage keeper’s liability and employers liability, in a coverage amount that is no less than $5,000,000. Each of the Released Parties shall be included as additional insureds on the liability, auto, garagekeeper’s and umbrella policies. Licensee’s insurance shall be primary and non-contributory, and shall include a waiver of all rights of subrogation against each of the Released Parties, and the certificates of insurance provided for below shall so state. All such insurance shall be maintained with carriers rated at least A- VII by AM Best, and certificates of insurance shall at all times be maintained with Owner, which provide for advance notice of cancellation (minimum 10 days for non payment of premium, 30 days for all other reasons). Licensee acknowledges being aware that, although the Garage is currently monitored by a roving patrol, said monitoring is not the equivalent of a security patrol and none of the Released Parties shall have any liability for damage, theft or injury resulting to the driver or occupants of vehicles, vehicles, or their contents. The provisions of this Section shall survive termination of this Agreement.

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18.	In the event any payment due hereunder is not paid by the end of the fifteenth (15th) day after invoicing, then the same shall be a default hereunder and Licensee shall incur and pay a service charge in the amount of five percent (5%) of the delinquent payment, and this obligation shall survive termination of this Agreement. In addition, Owner shall be entitled, immediately (but with 7 day notice and opportunity to cure for the first violation during any 12 consecutive monthly period, it being understood that notice and opportunity to cure only need be given once in any 12 consecutive month period), to preclude access to and use of the Garage by Licensee and its employees and customers (and Licensee shall immediately remove its vehicles from the Garage) until the amount due has been paid in full. In the event Licensee fails to promptly and accurately report actual number of vehicles in the Garage at any time in excess of the amount permitted by this License, Owner may terminate this Agreement (but with 7 day notice and opportunity to cure for the first violation during any 12 consecutive monthly period, it being understood that notice and opportunity to cure only need be given once in any 12 consecutive month period). In the event Licensee’s personnel fails to abide by the rules and regulations imposed by pursuant to the first sentence of Section 2 above, Owner may terminate this Agreement (provided Licensee has been given written notice at least one time at any time within the immediately preceding 12 month of a failure by Licensee’s personnel to abide by such rules and regulations) without further notice or opportunity to cure.

19.	In the event Owner notifies Licensee that any employee or customer of Licensee is not complying with the rules and regulations pertaining to the Garage or is creating problems, Licensee shall immediately take such steps as may be required to remedy the situation or cause the employee or customer in question to no longer use the Garage.

20.	Notwithstanding any other provision of this License to the contrary, Licensee shall not have the power to subject the interest of any of the Released Parties in the Garage to any construction liens or liens of any kind nor shall any provision in this License ever be construed as empowering Licensee to encumber the title or interest of any of the Released Parties in the Garage. In order to comply with the provisions of Section 713.10, Florida Statutes, it is specifically provided that neither Licensee nor anyone claiming by, through or under Licensee, including but not limited to contractors, subcontractors, materialmen, mechanics and laborers, shall have any right to file or place any kind of lien whatsoever upon the Garage or any improvement thereon (including the filing of any notice of commencement), and any such liens are specifically prohibited. All parties with whom Licensee may deal are put on notice that Licensee has no power to subject the interest of any of the Released Parties to any claim or lien of any kind or character, and all such persons so dealing with Licensee must look solely to the credit of Licensee. Licensee shall put all such parties with whom Licensee may deal on notice of the terms of this Section. This obligation shall survive termination of this Agreement.

21.	Notwithstanding anything to the contrary in this Agreement, whenever in this Agreement Owner’s consent, approval or input is required, Owner may give or withhold such consent in its sole discretion, and Owner’s determination shall govern.

(Signature Pages to Follow)

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IN WITNESS WHEREOF, the parties have caused this License to be executed as of the day and date first above written.

OWNER:

FIFTH & ALTON (EDENS), LLC, a Florida limited liability company

By:	Edens Limited Partnership, a Delaware limited
partnership, its sole member

By:	Edens GP, LLC, a Delaware limited liability company,
its sole general partner

By:	/s/ Jodie W. McLean
Jodie W. McLean
Chief Executive Officer

(Signatures continue on the following page)

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LICENSEE:

LMP FINANCE, LLC, a Delaware limited liability company

By:	/s/ Sam Tawfik
Title:	CEO

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EXHIBIT “A” Parking Layout

(The cross-hatched highlighted area in yellow is for 5th & Alton employee parking only. All remaining 174 parking spaces are for LMP’s Use)

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EXHIBIT “B”--Trailer Depiction

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